Western Asset Emerging Markets Income Fund II Inc.
Announces Completion of Merger and Share Conversion Price,
Effectiveness of Name Change to Western Asset Emerging
Markets Income Fund Inc. and Symbol Change to "EMD"


NEW YORK, November  3, 2008 /Business Wire/ -- Western
Asset Emerging Markets Income Fund II Inc., which is listed on the New York Stock Exchange under the symbol "EDF," announced today the completion of the merger of Western
Asset Emerging Markets Income Fund Inc. with and into
Western Asset Emerging Markets Income Fund II Inc.
Effective prior to the opening of business on November 3, 2008, shareholders of Western Asset Emerging Markets Income
Fund Inc. (which previously traded on the New York Stock
Exchange under the symbol "EMD") became shareholders of Western Asset Emerging Markets Income Fund II Inc.

Each share of common stock of Western Asset Emerging
Markets Income Fund Inc. converted into an equivalent dollar amount (to the nearest $0.001) of full shares of common stock of Western Asset Emerging Markets Income Fund
II, based on the net asset value per share of each Fund calculated at the close of business on Friday, October 31, 2008. Western Asset Emerging Markets Income Fund II reported a net asset value per share of $10.04 and Western
Asset Emerging Markets Income Fund Inc. reported a net asset value per share of $9.96 as of the close of business on Friday, October 31, 2008. The conversion ratio was calculated at 0.992105 common shares of Western Asset
Emerging Markets Income Fund II for each common share of Western Asset Emerging Markets Income Fund Inc. Western
Asset Emerging Markets Income Fund II did not issue any fractional shares to Western Asset Emerging Markets Income
Fund Inc. shareholders. In lieu thereof, Western Asset
Emerging Markets Income Fund II purchased all fractional shares at the current net asset value of the shares and remitted the cash proceeds to former Western Asset Emerging
Markets Income Fund Inc. shareholders in proportion to their fractional shares.

As of October 31, 2008, the post-merger net assets of Western Asset Emerging Markets Income Fund II Inc. totaled
$287,389,862 and its net asset value per common share was $10.04 based on approximately 28,614,020 shares outstanding.

Also effective prior to the opening of business on November
3, 2008, Western Asset Emerging Markets Income Fund II Inc.
was renamed Western Asset Emerging Markets Income Fund Inc.
and will trade on the New York Stock Exchange under the symbol "EMD". The Cusip number for the Fund's common stock is 95766E103.

Western Asset Emerging Markets Income Fund Inc. is a closed-end, non-diversified management investment company.
Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., serves as the Fund's investment manager and Western Asset Management Company, an affiliate of the investment manager, serves as the Fund's sub-adviser.

Contact the Fund at 1-888-777-0102 for additional information, or consult the Fund's web site at www.leggmason.com/cef.

Brenda Grandell, Director, Closed-End Funds, Legg Mason
& Co., LLC, 212-857-8087